(d)(3)(iii)

July 31, 2015

Mr. Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

Voya Investments, LLC (“Voya Investments”) and Voya Investment Management Co. LLC (“Voya IM”) are parties to a Sub-Advisory Agreement dated November 18, 2014 (the “Agreement”), and pursuant to the Agreement, Voya Investments has agreed to pay Voya IM an annual sub-advisory fee of 0.225% as a percentage of average daily net assets of Voya Securitized Credit Fund (the “Fund”). By this letter dated July 31, 2015, Voya IM waives the annual sub-advisory fee that it is entitled to receive with respect to the Class P shares of the Fund as follows:

Voya IM will waive the sub-advisory fee payable by Voya Investments for a period from July 31, 2015 through August 1, 2016 with respect to the Class P shares of the Fund, such that the new sub-advisory fee rate is 0.00% for the Class P shares of the Fund.

This letter replaces the previous letter, dated November 18, 2014.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Separate Portfolios Trust.

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July 31, 2015

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

By:	/s/ Christopher Kurtz
Christopher Kurtz
Vice President, Finance
Voya Investment Management Co. LLC

ACCEPTED AND AGREED TO:

Voya Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President